Exhibit 4.7

Executed Copy

Trademark License Agreement

Party A: Fujian Xiniya Garments and Weaving Co., Ltd.(福建希尼亚服装织造有限公司)

Party B: Guangzhou Shuochen Apparels Development Co., Ltd.（广州市硕晨服饰发展有限公司）

Legal Representative: Wang Chuiyi

Party C: Wang Chuiyi (ID Card No.: 350582197908205537)

Whereas:

1.         Party A owns the registered trademarks “XINIYA” and “希尼亚”; and

2.         Party C is a de facto controlling person of Party B.  Pursuant to the articles of association of Party B, Party C shall be the largest shareholder of Party B and shall have the decision-making power with respect to the business operations and income distribution of Party B.

NOW, THEREFORE, in order to integrate the strengths of the parties into a pool and to achieve a win-win situation for the parties, by adhering to the principle of mutual cooperation and mutual benefit and on the basis of equality, voluntariness and negotiated consent, the parties reach agreement as follows with respect to the grant by Party A of a license to Party B to use Party A’s trademarks within a certain scope and the assumption by Party B and Party C of corresponding obligations and responsibilities:

Article 1          License

1.1       Party A shall grant a license (the “License”) to Party B with respect to its registered trademarks “XINIYA” and “希尼亚” (each a “Licensed Mark”, and collectively the “Licensed Marks”) for Party B to use the Licensed Marks on leather shoes, leather bags, other leather articles and other similar products (the “Licensed Products”) manufactured by Party B in compliance with applicable standards of Party A and subject to prior approval of Party A. In the meantime, Party A undertakes that it shall not grant to any third party any license to use either Licensed Mark on any product of the same category as those manufactured by Party B.

1.2       Following the grant of the License as contemplated hereunder, any Licensed Products manufactured by Party B under the License shall bear a special mark designated by Party A so as to be distinct from the products in Party A’s own apparel system.  Furthermore, the Licensed Products shall be limited to business casual style and shall not include leather shoes, leather bags,  and leather articles of any other category such as women’s shoes, women’s bags, or sports shoes.

1.3       The Licensed Products manufactured by Party B under the License shall be priced higher than the existing products of Party A of the same category.

1.4       Following the grant of the License as contemplated hereunder, any product manufactured by Party B that bears a Licensed Trademark shall be sold solely on specialty counters or specialty  halls in large department stores or specialty stores, in each case, located in first, second or third tier cities, and may not be sold through the internet or any other similar sales channel.  In the meantime, Party A agrees that within the term of the License as contemplated hereunder, Party A shall not license any third party to nor will it sell on the internet, any product of the same category to be manufactured by Party B under the License.

1.5       Party B shall ensure that within two years as of the date of commencement (the “Commencement Date”) of the term of the License there shall be no less than 100 stores open and in normal operation (including specialty stores, specialty halls and specialty counters).  As for the opening and operation of stores during the remainder of the term of the License, Party B shall ensure that:

1.5.1    on the third anniversary of the Commencement Date, there shall be no less than 150 stores open and in normal operation;

1.5.2    on the fourth anniversary of the Commencement Date, there shall be no less than 200 stores open and in normal operation;

1.5.3    on the fifth anniversary of the Commencement Date, there shall be no less than 250 stores open and in normal operation;

1.5.4    on the sixth anniversary of the Commencement Date, there shall be no less than 300 stores open and in normal operation;

Fit-out of the stores:  after the date of execution of this Agreement, Party A and Party B shall confirm the plans for the fit-out of the stores.  Within the term of the License, Party B shall conduct the fit-out of any store in accordance with the image so confirmed, and may not make any change to such image until after such change is reviewed and approved by Party A.

1.6       Party B shall may not supply any Licensed Products manufactured by it to any franchisee or distributor in Party A’s apparel system.  In addition to that, Party B shall agree with its franchisees or distributors that none of such franchisees or distributors may sell to Party A’s apparel system any product manufactured by Party B under the License.

1.7       Subject to prior consent of Party A and no adverse impact on the brand reputation of Party A, Party B may sell at its own discretion any inventory arising from its manufacture of the Licensed Products.  Notwithstanding that, any defective products arising from Party B’s manufacture of the Licensed Products shall be destroyed by Party B.

1.8       For each  month starting from August 1, 2012, Party B shall, prior to the end of such month, provide Party A with a written report on:

1.8.1    information about each product that has been put into production, including without limitation, the quantity, pictures and category of each product put into production in such month;

1.8.2    information about each product launched to the market, including without limitation, the quantity, pictures and category of each product launched to the market in such month;

1.8.3    information about store opening, including without limitation, the quantity, addresses, size, fit-out pictures, dates of opening/proposed opening of the new stores opened or proposed to be opened in such month; and

1.8.4    information about shutdown of opened stores, including the quantity, addresses and dates of shutdown of the stores shutdown in such month.

1.9       Party B hereby undertakes that after the effectiveness of this Agreement, stores opened under the License, including specialty stores, specialty halls and specialty counters, shall sell exclusively “Xiniya” or “希尼亚” product series manufactured by Party B under the License, and may not sell any product of any other brand.

1.10     Within the term of the License, in the event that any act of Party B or any product manufactured by Party B causes any negative media or impact on the brand of Party A, Party B shall, unconditionally and as a first priority, eliminate such negative impact.  Where Party B fails to do so, Party A shall have the right to take any action to eliminate such negative impact; provided, however, that Party B shall indemnify Party A against any economic losses caused thereby, whether direct or indirect.

1.11.    Following the grant of the License, Party B may not sublicense either Registered Mark to any third party.  Party B may commission a third party to manufacture the Licensed Products; provided, however, that it shall file in writing the basic information of such third party with Party A, and shall assume liability for any Licensed Products manufactured by such third party so commissioned.

1.12     Following termination the License, whether terminated as a result of automatic expiration or premature termination due to breach, Party B may not intentionally disrupt the market or distribution system of  “Xiniya” or “希尼亚” product series established during the term of this Agreement, or entice in any way any distributor not to sell “Xiniya” or “希尼亚” product series but the products of any other brand, including Party B’s own brand, or entice in any way any distributor to change the trade name or store image.

Article 2          Guarantee, Term, License Letter and Royalties

2.1      The guarantee for the performance of this Agreement shall be RMB1,000,000 (the “Performance Guarantee”), and shall be paid to the following designated bank account of Party A within three days as of the execution of this Agreement:

Account Name: Fujian Xiniya Garments and Weaving Co., Ltd.(福建希尼亚服装织造有限公司)

Account No.: 13541601040002199

Account Bank:  Agricultural Bank of China Limited Shishi Jinhui Sub-branch

2.2       The License granted hereunder by Party A shall last from August 1, 2012 and to November 31, 2018 (the “Term”) and shall terminate automatically upon expiration of the Term.

2.3       On August 1, 2012, Party A issued to Party B the first license letter with a term of two years from August 1, 2012 to July 31, 2014.

2.4       Within the first two years of the Term, Party B shall not be required to pay Party A any royalties.  Starting from the third year of the Term, Party B shall pay Party A the royalties at the following standard:

2.4.1    Prior to July 31, 2014, Party B shall pay to the designated bank account of Party A specified in Section 2.1 above in a lumpsum the royalties for the third year and the fourth year totaling RMB2,000,000.  Subject to the payment of the above royalties, Party A shall on August 1, 2014, issue to Party B the second license letter with a term of two years from August 1, 2014 to July 31, 2016.

2.4.2    Prior to July 31, 2016, Party B shall pay to the designated bank account of Party A specified in Section 2.1 above in a lumpsum the royalties for the remainder of the Term totaling RMB2,000,000.  Subject to the payment of the above royalties, Party A shall on August 1, 2016, issue to Party B the third license letter with a term of two years from August 1, 2016 to November 31, 2018.

2.5       Within one year prior to the expiration of the term of the third license letter specified in Section 2.4.2 above, Party A and Party B may negotiate with each other as to whether the License shall be extended or not.  Party B shall have the right of first refusal with respect to any grant by Party A of the License under the same terms.  Where Party A extends the Term, Party A shall offer Party B a 10% discount from the royalties under the same terms.

Article 3          Obligations of Party C and Default Liabilities

3.1       In light of the fact that Party C is the controlling shareholder of Party B and the decision-maker for the business operations and income distribution of Party B, all the parties hereto agree that Party C shall assume joint and several guarantee liabilities towards Party A for any and all the obligations and responsibilities of Party B hereunder.

3.2       Within the Term, Party B shall indemnify Party A against any and all the economic losses (including both direct and indirect losses) suffered by Party A arising from any breach of Party B.

3.3       Following the issuance by Party A of any license letter as discussed above, in case Party B commits a material default hereunder within the term of such license letter, Party A shall have the right not to issue the next license letter in addition to Party B’s forfeiture of the Performance Guarantee paid by Party B under Section 2.1.  In case of any economic losses suffered by Party A resulting from such default of Party B, Party A shall have the right to take back immediately any license letter issued by it, accelerate this Agreement, and claim all the economic losses against Party B.

3.4       Within the Term, where the number of the stores open and in normal operation as guaranteed by Party B fails to reach 60% of the quantity specified in Section 1.5 (including Sections 1.5.1, 1.5.2, 1.5.3 or 1.5.4), it shall be deemed that Party B has committed a material default under Section 1.5.  In such case, Party A shall have the right to take back any license letter issued, accelerate this Agreement, and declare Party B’s forfeiture of the Performance Guarantee.

3.5       Upon expiration of the Term, where Party B has no default liability with the Term, Party A shall refund the Performance Guarantee to Party B.  Otherwise, Party B shall forfeit the Performance Guarantee.

Article 4          Miscellaneous

4.1       Any matter not covered hereunder shall be resolved through negotiations among the parties hereto.  Results of such negotiations shall be set forth in supplemental agreements.

4.2       Any dispute arising from this Agreement shall be resolved through amicable consultations among the parties hereto.  Where no settlement is reached through such consultations, such dispute shall be referred to a court located in the place where Party A is domiciled.

4.3       This Agreement shall take effect upon being signed and stamped by each of the parties hereto.

4.4       This Agreement shall be executed in three counterparts with equal legal force, with one for each of Party A, Party B and Party C.

Party A: (company seal):  Fujian Xiniya Garments and Weaving Co., Ltd.(福建希尼亚服装织造有限公司)

Representative (signature) : /s/ Xu Qiming

Party B: (company seal): Guangzhou Shuochen Apparels Development Co., Ltd.（广州市硕晨服饰发展有限公司）

Representative (signature) : /s/ Wang Chuiyi

Party C:  /s/ Wang Chuiyi

Dated: August 1, 2012

Place of execution: Jinjiang City, Fujian Province